                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             _____________________

                                 SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. __)

                           United Natural Foods, Inc.
                           --------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  911163 10 3
                                  -----------
                                 (CUSIP Number)

                         SCHEDULE 13G

CUSIP No. 911163 10 3                              Page 2 of 7
          -----------

____________________________________________________________________________

1.   Name of Reporting Persons
     S.S. or I.R.S. Identification Number of Above Persons

     Norman A. Cloutier
     ###-##-####

____________________________________________________________________________


2.   Check the Appropriate Box if a Member of a Group - Not Applicable

____________________________________________________________________________

3.   SEC Use Only

____________________________________________________________________________

4.   Citizenship or Place of Organization

     United States of America

____________________________________________________________________________

Number of Shares Beneficially Owned By Each Reporting Person With;

5.   Sole Voting Power

     3,391,029 shares (Includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 30,996 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan. Mr. Cloutier has voting control over these shares.)

____________________________________________________________________________

6.   Shared Voting Power

     0 Shares

CUSIP No.  911163 10 3                             Page 3 of 7
           -----------

____________________________________________________________________________

7.   Sole Dispositive Power

     3,360,033 shares (includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options)

____________________________________________________________________________

8.   Shared Dispositive Power

     0 Shares
____________________________________________________________________________

9.   Aggregate Amount Beneficially Owned by Each Reporting Person.

     3,391,029 shares (Includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 30,996 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan.)
____________________________________________________________________________

10.  Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares.

     Not Applicable
____________________________________________________________________________

11.  Percent of Class Represented by Amount in Row 9.

     27.1%
____________________________________________________________________________

12.  Type of Reporting Person.

     IN
____________________________________________________________________________

CUSIP No.      911163 10 3                         Page 4 of 7
               -----------

                         SCHEDULE 13G


Item 1(a).  Name of Issuer:
---------------------------

United Natural Foods, Inc.


Item 1(b).  Address of Issuer's Principal Executive Offices:
------------------------------------------------------------

260 Lake Road
Dayville, Connecticut 06241


Item 2(a).  Name of Person Filing:
----------------------------------

Norman A. Cloutier


Item 2(b).  Address of
Principal Business Office or, if None, Residence:
-------------------------------------------------

c/o United Natural Foods, Inc.
260 Lake Road
Dayville, Connecticut 06241

Item 2(c).  Citizenship:
------------------------

United States of America


Item 2(d).  Title of Class of Securities:
-----------------------------------------

Common Stock, $.01 par value per share


Item 2(e).  CUSIP Number:
-------------------------

911163 10 3

CUSIP No. 911163 10 3                                   Page 5 of 7
          -----------

Item 3:
-------

Not Applicable


Item 4.  Ownership:
-------------------

     (a) Amount Beneficially Owned:

     3,391,029 shares (Includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 30,996 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan.)

     (b) Percent of Class:

     27.1%

     (c) Number of shares as to which such person has:

          (i)  sole power to vote or to direct the vote:

               3,391,029 shares (Includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options. Also includes 30,996 shares held by the United Natural Foods, Inc. Employee Stock Ownership Trust and allocated to Mr. Cloutier's account under the Employee Stock Ownership Plan. Mr. Cloutier has voting control over these shares.);

         (ii)  shared power to vote or to direct the vote:

               0 Shares;

        (iii)  sole power to dispose or to direct the
               disposition of:

               3,360,033 shares (includes 146,933 shares issuable within 60 days of December 31, 1996 upon the exercise of vested stock options);

         (iv) shared power to dispose or to direct the disposition of:

               0 Shares.

CUSIP No. 911163 10 3                              Page 6 of 7
          -----------


Item 5.  Ownership of Five Percent or Less of a Class:
------------------------------------------------------

Not Applicable

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person:
-------------------------------------------------------------------------

Not Applicable

Item 7.  Identification and Classification of the Subsidiary which Acquired the

Security Being Reported by the Parent Holding Company:
-----------------------------------------------------------

Not Applicable


Item 8.  Identification and Classification
of Members of the Group:
--------------------------------------------

Not Applicable


Item 9.  Notice of Dissolution of Group:
----------------------------------------

Not Applicable

Item 10.  Certification:
------------------------

Not Applicable

CUSIP No. 911163 10 3                              Page 7 of 7
          -----------

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                         February 10, 1997
                                         ----------------------------------
                                         Date


                                         /s/ Norman A. Cloutier
                                         -------------------------------
                                         Norman A. Cloutier
                                         Chief Executive Officer and
                                         a Director of the Issuer